

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 20, 2007

Mr. Arthur Lang
Chief Financial Officer
Amera Resources Corporation
837 West Hastings Street, Suite 709
Vancouver, BC V6C 3N6

> **Re:** **Amera Resources Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed May 30, 2007**
> **File No. 0-51005**

Dear Mr. Lang:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Financial Statements, page 83

1.   Please revise to include the financial statement schedules required by Item 17 of Form 20-F, or include a statement as to why such schedules are not required.

Report of Independent Auditors, page F-3

2.   We note the report from your independent auditors covers the periods as of and
        for the years ended December 31, 2006 and 2005. Item 8.A.2 of the Form 20-F
        requires the document include comparative financial statements that cover the
        latest three financial years, audited in accordance with a comprehensive body of
        auditing standards. As necessary, please revise to obtain and file an audit report
        covering the year ended December 31, 2004, or tell us why you believe a report
        from an independent auditor covering this period is not required.

Note 11. Differences Between Canadian and United States Generally Accepted
Accounting Principles, page F-21

3.   Per review of the tables presenting items within the consolidated balance sheets in
        accordance with US GAAP, it appears you have written off all costs related to
        mineral property interests and deferred cost. We also note per review of footnote
        (i) to the table, that for US GAAP purposes you expense all mineral property
        option payments as incurred. The guidance in EITF 04-2 explains that for US
        GAAP purposes, mineral rights, as defined in EITF 04-2, are tangible assets and
        should be reported as a separate component of property, plant and equipment.
        Please tell us how you have complied with the guidance in EITF 04-2, and if
        necessary, revise your financial statements and disclosures accordingly.

Engineering Comments

Exploration and Proposed program, page 33

4.   We note you have disclosed sample values ranging from 2 to 126 ppm at the
        bottom of this page and elsewhere within your filing. You also refer to greater
        values on page 34. Please expand your disclosure when reporting the results of
        sampling and chemical analyses to address the following about mineralization of
        existing or potential economic significance on your property:

        •   Disclose only weighed-average sample analyses associated with a
            measured length or a substantial volume.

        •   Eliminate all analyses from "grab" or "dump" samples, unless the sample
            is of a substantial and disclosed weight.

        •   Eliminate all disclosure of the highest or best values/grades of sample sets.
            Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief